Mail Stop 4561

February 13, 2008

John Liu
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue, 23rd Floor
New York, New York 10022

   RE: Greenhill & Co., Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed March 1, 2007
     File No. 1-32147

Dear Mr. Liu,

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Paul Cline
       Senior Accountant